Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, TX 77060

August 28, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC 20549
Mail Stop: 4561

Attention: Mark Shannon, Staff Accountant
Re: Data Call Technologies, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Commission File No. 333-131948

Dear Mr. Shannon:

This letter is in response to the staff’s comment letter dated July 21, 2008 regarding the above-referenced filing. Please note that we have filed the Form 10-KSB/A and have included revised disclosure under Item 8A to address the staff’s comment letter.

In addition, on behalf of Data Call Technologies, Inc. (the “Company”), I acknowledge that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the subject filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tim Vance
Tim Vance, CEO